Exhibit 99.8

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

DR J D G MCADAM

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS TWO ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

AS TWO ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

THE RELEASE OF SHARES TO THE INDIVIDUAL FROM THE TRUSTEE, IMPKEMIX TRUSTEE LIMITED, IN RESPECT OF A CONDITIONAL AWARD OF SHARES MADE ON 28 MARCH 2002 UNDER THE ICI PERFORMANCE GROWTH PLAN FOR THE PERFORMANCE PERIOD 1 JANUARY 2002 TO 31 DECEMBER 2004. THIS AWARD IS IN RESPECT OF DR MCADAM’S EMPLOYMENT AS CHAIRMAN AND CHIEF EXECUTIVE OF ICI’S PAINTS BUSINESS.

7. Number of shares / amount of stock acquired

41,898

8. Percentage of issued class

0.0035%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

ORDINARY SHARES OF £1 EACH

12. Price per share

N/A

13. Date of transaction

11 FEBRUARY 2005

14. Date company informed

11 FEBRUARY 2005

15. Total holding following this notification

173,054

16. Total percentage holding of issued class following this notification

0.00145%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of Notification

14 FEBRUARY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of director

MR W H POWELL

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

NOTIFICATION IS IN RESPECT OF THE DIRECTOR NAMED IN TWO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

AS TWO ABOVE

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

AS TWO ABOVE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

THE RELEASE OF AMERICAN DEPOSITARY RECEIPTS (ADR’S) TO THE INDIVIDUAL FROM THE TRUSTEE, IMPKEMIX TRUSTEE LIMITED, IN RESPECT OF A CONDITIONAL AWARD OF ADR’S MADE ON 28 MARCH 2002 UNDER THE ICI PERFORMANCE GROWTH PLAN FOR THE PERFORMANCE PERIOD 1 JANUARY 2002 TO 31 DECEMBER 2004. THIS AWARD IS IN RESPECT OF MR W H POWELL’S EMPLOYMENT AS CHAIRMAN AND CHIEF EXECUTIVE OF ICI’S NATIONAL STARCH BUSINESS

7. Number of shares / amount of stock acquired

Gross no. of ADR’S released	No. of ADR’S disposed of to meet income tax liabilities	Net no. of ADR’S received
9,283	4,220	5,063

8. Percentage of issued class

0.0017%

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

AMERICAN DEPOSITARY RECEIPTS, EACH ONE REPRESENTING 4 ORDINARY SHARES OF £1 EACH

12. Price per share

N/A

13. Date of transaction

14 FEBRUARY 2005

14. Date company informed

14 FEBRUARY 2005

15. Total holding following this notification

96,264

16. Total percentage holding of issued class following this notification

0.008%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

25. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

Date of Notification

14 FEBRUARY 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.